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                                                                   Exhibit 14

Press Release of American Maize-Products Company

Stamford, Conn., February 22, 1995 -- American Maize-Products Company (ASE-AZE) announced today that it has entered into a definitive merger agreement providing for the acquisition of American Maize by Eridania Beghin-Say, S.A. The agreement, which was approved by the American Maize Board of Directors, provides that EBS will commence a tender offer for all outstanding shares of common stock of American Maize at a purchase price of $40 per share. Following the successful completion of the tender offer, a subsidiary of EBS will merge with American Maize and each remaining share of American Maize will be converted into the right to receive $40. The American Maize Board is recommending that American Maize's stockholders accept the offer and approve the merger.

In connection with the merger agreement, the parties entered into a stock purchase agreement, pursuant to which EBS will purchase, at a price of $40 per share, all authorized but unissued shares of Class B common stock of American Maize (an aggregate of 757,943 shares) which remain available for purchase following the exercise by holders of the Class B common stock of preemptive rights. In this connection, American Maize intends to distribute rights to its Class B stockholders which will entitle such stockholders to purchase, at $40 per share, their proportionate share of the Class B stock available for purchase by EBS.

The tender offer is subject to a number of conditions including, among others, the receipt by EBS of a number of American Maize shares following the tender offer which, together with the shares that EBS is then obligated to purchase under the stock purchase agreement, constitutes a majority of the outstanding shares of each class of American Maize stock. The stock purchase agreement is conditioned upon, among other things, the completion of the tender offer and the preemptive rights offering.

American Maize stated that it had been advised by William Ziegler, III, Chairman of the Board, that he and GIH Corp., a Delaware corporation that Mr. Ziegler claims to control, have commenced litigation in Superior Court, Cumberland County, Maine seeking injuctive relief against the merger agreement and the stock purchase agreement. The complaint names as defendants the remaining members of the company's Board of Directors and asserts they wrongfully approved the merger agreement and stock purchase agreement and states that a "break-up" fee payable to EBS under certain


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conditions is illegal. The complaint also alleges that the Board wrongfully approved certain severance contracts for its employees. The company believes this litigation is without merit and intends to vigorously defend it.

American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana, Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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